Exhibit 97

NAVIENT CORPORATION

Executive Officers’ Executive Compensation Clawback Policy

Navient Corporation (the “Company”) has adopted this clawback policy (the “Policy”) to enable the Company to recover Incentive-Based Compensation payments that were received as a result of financial results that were later determined to be incorrect. This Policy shall be interpreted to comply with and incorporate by reference the clawback rules set forth under Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its implementing regulations and the rules and regulations of the NASDAQ Stock Exchange (“NASDAQ”) listing standards (the “Clawback Rules”), and, to the extent this Policy is any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to be compliant with the Clawback Rules.

I. Covered Executives and Covered Compensation

This Policy will apply to the Company’s Executive Officers on or after the Effective Date. This Policy shall be binding and enforceable against all such Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

II. Recovery of Compensation upon Accounting Restatement

If the Company is required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement under federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Company’s Board shall direct the Company to recover from any Executive Officer the amount of Erroneously Awarded Compensation (as defined below) in accordance with this Policy.

III. Amount of Compensation Subject to Recovery

The amount of Incentive-Based Compensation subject to recovery under this Policy (“Erroneously Awarded Compensation”) shall be the excess of (1) the Incentive-Based Compensation Received by the Executive Officer over (2) the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the accounting restatement and shall be computed without regard to any taxes paid.

For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (1) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (2) the Company must maintain documentation of the determination of that reasonable estimate and such documentation must be provided to NASDAQ or the Securities Exchange Commission.

IV. Recovery Period and Application

The Incentive-Based Compensation subject to clawback is the Incentive-Based Compensation Received by an Executive Officer during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described above, provided that the person served as an Executive Officer at any time during the performance period applicable to the Incentive-Based Compensation in question.

The Company shall recover reasonably promptly any Erroneously Awarded Compensation except to the extent that the conditions of paragraphs (1), (2), or (3) below apply. The Board shall determine the repayment schedule for each amount of Erroneously Awarded Compensation in a manner that complies with this “reasonably promptly” requirement. Such determination shall be consistent with any applicable legal guidance, by the SEC, judicial opinion, or otherwise. The determination of

“reasonably promptly” may vary from case to case and the Board is authorized to adopt additional rules to further describe what repayment schedules satisfy this requirement.

The Board may, in its sole discretion, recover Erroneously Awarded Compensation in any manner (or combination thereof) permitted by law, including by (i) requiring repayment or return of prior Incentive-Based Compensation awards made to such Executive Officer, including Incentive-Based Compensation awards that were not affected by the accounting restatement, (ii) cancelling unvested Incentive-Based Compensation awards granted to such Executive Officer, (iii) offsetting the amount to be recovered from any compensation owed by the Company to such Executive Officer or (iv) adjusting the future compensation of such Executive Officer. All actions taken by the Company to recover Erroneously Awarded Compensation will be taken in accordance with applicable law and consistent with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder. In addition, the Company may enter into deferred payment plans with an Executive Officer to effectuate recoupment to avoid unreasonable economic hardship.

(1)
Erroneously Awarded Compensation need not be recovered if the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered and the Board has made a determination that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Board shall cause the Company to make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and such documentation must be provided to the NASDAQ.

(2)
Erroneously Awarded Compensation need not be recovered if recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to the NASDAQ, that recovery would result in such a violation and such opinion must be provided to the NASDAQ.

(3)
Erroneously Awarded Compensation need not be recovered if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder.

V. Certain Definitions

For purposes of this Policy:

“Board”: means the board of directors of the Company, or any committee of its members delegated by the board of directors of the Company to administer this Policy.

“Executive Officer”: means any current or former “executive officer” of the Company, as determined for purposes of Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended.

“Financial Reporting Measure”: means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, any measure that is derived wholly or in part from such measures, stock price and total shareholder return.

“Incentive-Based Compensation”: means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For the avoidance of doubt, Incentive-Based Compensation shall not include any salaries, discretionary bonuses, non-equity incentive plan awards earned upon satisfying a strategic measure or operational measure (e.g., completion of a project), or equity-based awards that are not contingent on achieving any financial reporting measure.

"Received”: Incentive-Based Compensation is deemed received in the fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

VI. Administrative Authority

The Board shall have full and final authority to make all determinations under this Policy, including without limitation, the authority to: (a) construe all terms, provisions, conditions, and limitations of this Policy, (b) correct any defect or to supply any omission or to reconcile any inconsistency that may appear in this Policy in such manner and to such extent as the Board shall deem appropriate, and (c) make all other determinations or take any actions necessary or advisable for the administration of this Policy. All determinations and decisions made by the Board pursuant to the provisions of this Policy shall be final, conclusive and binding on all persons, including the Company, its subsidiaries, its stockholders and Executive Officers. The determination of the Board need not be uniform with respect to one or more Executive Officer.

In addition, the Board shall determine the manner of recovery in its sole discretion and may direct the Company to undertake such recovery in the manner determined by the Board, authorized under this Policy. The recovery of incentive compensation under this Policy is in addition to any other right or remedy available to the Company. The Company shall not be required to exercise any other right or remedy as a prerequisite to recovery of any incentive compensation, and any failure by the Company to exercise such other shall right or remedy shall not act as a waiver of its rights under this Policy.

The Board may amend this Policy from time to time in its discretion and will amend this Policy as it deems necessary to comply with Section 10D of the Exchange Act, and to comply with the applicable rules or standards of NASDAQ.

VII. No Indemnification

Notwithstanding anything to the contrary in any other policy of the Company or any agreement between the Company and an Executive Officer, no Executive Officer shall be indemnified by the Company against the loss of any Erroneously Awarded Compensation.

VIII. Agreement to Policy by Executive Officers

As necessary, the Board or an appropriate committee of the Board shall take reasonable steps to inform Executive Officers of this Policy and obtain their agreement to this Policy, which steps may constitute the inclusion of this Policy as an attachment to any award that is accepted by the Executive Officer.

IX. Effective Date

This Policy shall be effective as of the date adopted by the Board as set forth below and shall apply to Incentive-Based Compensation that is approved, awarded or granted on or after that date.

Approved by the Board of Directors on November 13, 2023.